UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934
(Amendment No ___)*

Trinity Capital Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

(CUSIP Number)

December 11, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.

1	NAME OF REPORTING PERSON
Eagle Point Credit Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,333,335(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
3,333,335(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,333,335(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.5%

12	TYPE OF REPORTING PERSON
IA

_________________________
(1) The amount set forth in each of Rows 5, 7 and 9 is based on the 3,333,335 shares of Common Stock (as defined herein) issuable upon conversion, at the election of the holder, of the Convertible Notes (as defined herein) directly owned by the Accounts (as defined herein) as of December 11, 2020.

CUSIP Nos.

1	NAMES OF REPORTING PERSON
Eagle Point DIF GP I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,390,734(2)

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,390,734(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,390,734(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%

12	TYPE OF REPORTING PERSON
OO

_________________________
(2) The amount set forth in each of Rows 6, 8 and 9 is based on the 1,390,734 shares of Common Stock issuable upon conversion, at the election of the holder, of the Convertible Notes directly owned by the DIF Funds (defined herein) as of December 11, 2020.

CUSIP Nos.

1	NAME OF REPORTING PERSON
Thomas Philip Majewski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,333(3)

	6	SHARED VOTING POWER
3,333,335(4)

	7	SOLE DISPOSITIVE POWER
3,333(3)

	8	SHARED DISPOSITIVE POWER
3,333,335(4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,336,668(5)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.5%

12	TYPE OF REPORTING PERSON
IN

_________________________
(3) The amount set forth in each of Rows 5 and 7 represents the 3,333 shares of Common Stock directly owned by Mr. Majewski.
(4) The amount set forth in each of Rows 6 and 8 is based on the 3,333,335 shares of Common Stock issuable upon conversion, at the election of the holder, of the Convertible Notes directly owned by the Accounts as of December 11, 2020. (See Item 4)
(5) The amount set forth in Row 9 reflects the aggregate of the Common Stock directly owned by Mr. Majewski and the Common Stock issuable upon conversion, at the election of the holder, of the Convertible Notes directly owned by the Accounts.

CUSIP Nos.

Item 1(a).	Name of Issuer:

Trinity Capital Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

3075 West Ray Road, Suite 525
Chandler, Arizona 85226

Item 2(a).	Name of Person(s) Filing:

This Schedule 13G filing relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Trinity Capital Inc., a Maryland corporation (the “Issuer”), issuable upon conversion of the Issuer’s 6.00% Convertible Notes due 2025 (the “Convertible Notes”).

This Schedule 13G is being filed on behalf of the following persons/entities (collectively, the “Reporting Persons”):

•	Eagle Point Credit Management LLC (“EPCM”)
•	Eagle Point DIF GP I LLC
•	Thomas Philip Majewski

EPCM acts as investment manager to, and exercises investment discretion with respect to, the Convertible Notes directly owned by (i) Eagle Point Defensive Income Fund US and Eagle Point Defensive Income Fund Non-US LP (the “DIF Funds”) and (ii) certain separately-managed client accounts (collectively with the DIF Funds, the “Accounts”).

Eagle Point DIF GP I LLC serves as the General Partner to the DIF Funds.

Mr. Majewski is the managing partner and a member of the portfolio management team of EPCM.

This Schedule 13G is jointly filed by the Reporting Persons pursuant to a Joint Filing Agreement attached hereto as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

600 Steamboat Road, Suite 202
Greenwich, CT 06830

Item 2(c).	Citizenship:

Eagle Point Credit Management LLC: organized in the State of Delaware
Eagle Point DIF GP I LLC: organized in the State of Delaware
Mr. Majewski: United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

CUSIP Nos.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned:

Eagle Point Credit Management LLC: 3,333,335 shares
Eagle Point DIF GP I LLC: 1,390,734 shares
Mr. Majewski: 3,336,668 shares

(b)	Percent of class:

Eagle Point Credit Management LLC: 15.5%
Eagle Point DIF GP I LLC: 6.4%
Thomas Philip Majewski: 15.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Eagle Point Credit Management LLC(6): 3,333,335 shares
Eagle Point DIF GP I LLC: 0 shares
Thomas Philip Majewski(7): 3,333 shares

(ii)	Shared power to vote or to direct the vote:

Eagle Point Credit Management LLC: 0 shares
Eagle Point DIF GP I LLC(8): 1,390,734 shares
Thomas Philip Majewski(9): 3,333,335 shares

(6) As investment manager to each of the Accounts, EPCM, pursuant to an investment management agreement with each Account, has discretionary investment authority and voting power with respect to the Common Stock issuable upon conversion of the Convertible Notes held by each Account. Thus, it could be deemed to have the sole power to vote and dispose or direct the disposition of such Common Stock.
(7) Mr. Majewski directly holds these shares of Common Stock and thus may be deemed to have the sole power to vote and dispose or direct the disposition of such Common Stock.
(8) As general partner to each of the DIF Funds, Eagle Point DIF GP I LLC has the authority to exercise voting or dispositive power with respect to Common Stock issuable upon conversion of the Convertible Notes directly owned by each of the DIF Funds. Thus, it could be deemed to share the power to vote and dispose or direct the disposition of the Common Stock held by each of the DIF Funds.
(9) As the managing partner and member of the portfolio management team of Eagle Point Credit Management LLC, Mr. Majewski has the ability to exercise investment discretion over the Accounts. Thus, he could be deemed to share the power to vote and dispose or direct the disposition of the Common Stock issuable upon conversion of the Convertible Notes directly owned by the Accounts.

CUSIP Nos.

(iii)	Sole power to dispose or to direct the disposition of:

Eagle Point Credit Management LLC: 3,333,335 shares
Eagle Point DIF GP I LLC(8): 0 shares
Thomas Philip Majewski(9): 3,333 shares

(iv)	Shared power to dispose or to direct the disposition of:

Eagle Point Credit Management LLC: 0 shares
Eagle Point DIF DIF GP I LLC(8): 1,390,734 shares
Thomas Philip Majewski(9): 3,333,335 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP Nos.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: December 21, 2020

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Kenneth P. Onorio
Name: Kenneth P. Onorio
Title: Chief Financial Officer

EAGLE POINT DIF GP I LLC,

By:	/s/ Kenneth P. Onorio
Name: Kenneth P. Onorio
Title: Chief Financial Officer

THOMAS PHILIP MAJEWSKI

By:	/s/ Thomas P. Majewski
Name: Thomas P. Majewski

Exhibit A

Joint Filing Agreement
We, the undersigned, hereby express our agreement that the attached Schedule 13G is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.
Dated: December 21, 2020
EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Kenneth P. Onorio
Name: Kenneth P. Onorio
Title: Chief Financial Officer

EAGLE POINT DIF GP I LLC,

By:	/s/ Kenneth P. Onorio
Name: Kenneth P. Onorio
Title: Chief Financial Officer

THOMAS PHILIP MAJEWSKI

By:	/s/ Thomas P. Majewski
Name: Thomas P. Majewski